EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands except ratios)

	Twelve Months Ending
	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Earnings available for fixed charges:
Earnings before income taxes	$208,277	$175,733	$74,894	$433,984	$506,529
Less/add: Equity (income) loss of minority-owned companies	(2,743)	(5,586)	971	3,122	(1,989)
Add: Dividends received from investees under the equity method	973	81	831	1,763	2,757
Less/add: Minority interest (income) loss in majority-owned subsidiaries	(143)	(656)	59	208	588
Add: Fixed charges before capitalized interest	73,923	81,291	90,340	108,493	106,026
Add: Amortization of capitalized interest	6,985	7,207	7,509	7,735	8,127

Total earnings available for fixed charges	$287,272	$258,070	$174,604	$555,305	$622,038

Fixed charges:
Interest expense	$50,359	$62,818	$71,183	$89,639	$88,164
Interest portion of rental expense	23,530	17,975	18,907	18,393	17,077
Amortization of discount related to indebtedness	34	498	250	461	785

Total fixed charges before capitalized interest	73,923	81,291	90,340	108,493	106,026
Capitalized interest	3,120	5,300	3,070	4,554	5,500

Total fixed charges	$77,043	$86,591	$93,410	$113,047	$111,526

Ratio of earnings to fixed charges	3.73	2.98	1.87	4.91	5.58